February 11, 2025

Trent A. Ward
Chief Executive Officer
Interactive Strength Inc.
1005 Congress Avenue, Suite 925
Austin, Texas 78701

       Re: Interactive Strength Inc.
           Registration Statement on Form S-1
           Filed February 7, 2025
           File No. 333-284788
Dear Trent A. Ward:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Steven A. Lipstein